UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

1. Name of the registrant:	Apple Inc.

2. Name of person relying on exemption:

Carl C. Icahn	Icahn Enterprises Holdings L.P.
Icahn Partners LP	Icahn Enterprises G.P. Inc.
Icahn Partners Master Fund LP	Beckton Corp.
Icahn Onshore LP	High River Limited Partnership
Icahn Offshore LP	Hopper Investments LLC
Icahn Capital LP	Barberry Corp.
IPH GP LLC

3. Address of person relying on exemption:

c/o Icahn Enterprises L.P.
767 Fifth Avenue, 47th Floor
New York, NY 10153
Attn: General Counsel
(212) 702-4300

4. Written Materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1).

On January 28, 2014, Mr. Icahn sent the following Tweet relating to Apple under the Twitter handle @Carl_C_Icahn (https://twitter.com/Carl_C_Icahn):

“Just bought $500 mln more $AAPL shares. My buying seems to be going neck-and-neck with Apple's buyback program, but hope they win that race.”